United States securities and exchange commission logo





                            May 3, 2021

       Everett M. Dickson
       Chief Executive Officer
       Aureus, Inc.
       One Glenlake Parkway #650
       Atlanta, GA 30328

                                                        Re: Aureus, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 6, 2021
                                                            File No. 000-55398

       Dear Mr. Dickson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed April 6, 2021

       General

   1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange
Act of 1934. Please note that the registration statement on Form
                                                        10 becomes effective
automatically by lapse of time 60 days after its initial filing.
                                                        Aureus, Inc. ("Aureus"
or "the Company") will then be subject to the reporting
                                                        requirements of the
Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if there
are comments open on the registration statement on Form 10. If
                                                        Aureus does not wish to
become subject to these reporting requirements, the Company
                                                        may wish to consider
withdrawing the registration statement on Form 10 before it
                                                        becomes effective
automatically and re-filing a new Form 10 that includes changes responsive to our
comments.
 Everett M. Dickson
FirstName
Aureus, Inc.LastNameEverett M. Dickson
Comapany
May  3, 2021NameAureus, Inc.
May 3,
Page 2 2021 Page 2
FirstName LastName
Item 1. Business--Governmental Regulation, page 2

2. Please revise the description of regulation to fully address the (1) need for any government approval of principal products and services and (2) effect of existing or probable governmental regulations on the business, as these relate to both Yuengling's Ice
         Cream and Aureus Micro-Markets. This includes any privacy or other similar regulations that might apply to app-based transactions conducted via your micro-markets.
Business--Yuengling Ice Cream, page 2

3. Consistent with the requirements of Item 101(h)(4) of Regulation S-K, please provide specific information relating to your principal markets; distribution methods; competitive business conditions, competitive position, and methods of competition; and dependence on one or a few major customers. Please ensure that your disclosure covers any distinction between actual and aspirational business operations. Please also describe the
         Company's production arrangements with Totally Cool and correct the disclosure that refers to multiple manufacturers.
Business--Aureus Micro-Markets, page 7

4.       The key product information discussed in the Risk Factors section
(e.g.,    [o]ur micro-
         markets are open and unlocked displays with a self-checkout feature
) should be disclosed
         in Item 1 of Form 10, along with any related consequences (e.g., actual theft rates, if significantly different from the estimated 5% identified in Risk Factors). In addition,
         the statement that    AMM has relationships with numerous suppliers
for the racks, coolers,
         and freezers necessary to supply its customers    appears inconsistent
with the Risk Factors
         statement that    [w]e are aware of other suppliers that could fulfill
our equipment
         requirements; however, any interruption in our current suppliers' distribution could affect
         our ability to obtain additional micro-markets.    Please explain or
revise as appropriate to
         reflect actual supplier relationships. Finally, with respect to the on-going management of micro-markets, please disclose whether the Company is responsible for maintenance, repair, and stocking or whether it relies on third parties.
Item 1A. Risk Factors, page 9

5. Please describe the risks of COVID-19 that are specific to the Company, including risks to key employees, as well as pandemic-related effects on micro-markets; e.g., how business closures affect product sales at existing micro-markets and the installation of new micro-markets and Yuengling's Ice Cream; potential disruption in supply of raw materials and production capacity; impact of shift to at-home consumption on grocery and other outlet sales.
6. We note that Mr. Dickson is the sole holder of Preferred Stock and serves as the
         Company's sole director. Consider the need to describe the rights of investors vis-a'-vis the rights of the holder of Preferred Stock in the event of the Company's liquidation,
 Everett M. Dickson
FirstName
Aureus, Inc.LastNameEverett M. Dickson
Comapany
May  3, 2021NameAureus, Inc.
May 3,
Page 3 2021 Page 3
FirstName LastName
         dissolution, or winding up, as well as potential conflicts of interest (described in general terms on pages 27 and 33).
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Losses, page 20

7. You disclose that your net loss decreased by $2,190,807, or 109.65%, for the year ended
         October 31, 2020 versus the year ended October 31, 2019. It appears to us that your net loss actually decreased by $1,805,031, or 90.3%. Please revise your disclosure accordingly or tell us why you believe revision is not necessary.
8. Please remove the paragraph that states you incurred a net loss of $67,271 for the fiscal year ended October 31, 2020 versus $1,917,919 for the fiscal year ended October 31,
         2019. The information presented in this paragraph is not accurate and you have already discussed your net losses for these respective periods in the preceding paragraph on page
         20.
Liquidity and Capital Resources, page 21

9. Please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC
         Interpretive Release No. 33-8350.
10. On page 21, you state multiple times that you had net cash used in investing activities of
         $1,000 during the quarter ended January 31, 2021. Per your cash flows statement, it appears you had net cash provided by investing activities of $1,000 during the quarter ended January 31, 2021. Please revise your disclosure to address this discrepancy.
11. Please note that working capital is defined as current assets less current liabilities. Your calculation of working capital deficit on page 22 for the year ended October 31, 2020 and the three months ended January 31, 2021 is taking into account total assets instead of current assets. It appears to us that you actually had a working capital deficit of
         $1,889,446 and $1,874,384 at October 31, 2020 and January 31, 2021.
12. Please confirm that the disclosure related to net cash provided by financing activities for the quarter ended January 31, 2020 is correct. Currently, your disclosure states net cash provided by financing activities for the quarter ended January 31, 2020 consists of proceeds from notes payable, among other items. Based on your cash flows statement, it appears you actually had payments on notes payable for the quarter ended January 31,
         2020.
 Everett M. Dickson
FirstName
Aureus, Inc.LastNameEverett M. Dickson
Comapany
May  3, 2021NameAureus, Inc.
May 3,
Page 4 2021 Page 4
FirstName LastName
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

13. We note that Mr. Dickson has the right to convert the entirety of his Preferred Stock into common stock (page 34). In light of the requirement of Item 403(b) of Regulation S-K
         (   Of the number of shares shown in column (3), indicate, by footnote or otherwise, the
         amount of shares...with respect to which such persons have the right to acquire beneficial
         ownership as specified in   240.13d-3(d)(1) of this chapter"), please
revise the disclosure
         to reflect Mr. Dickson's beneficial ownership of common stock or explain why this is deemed not necessary.
14. Please confirm or correct the disclosure that there are no 5% beneficial owners of the
         Company's common stock, in light of the transactions converting debt in exchange for shares (per pages 24, F-4, and F-10), as well as the issuance of 100,000,000 shares to the
         Company's subsidiary in March 2020 (page F-12).
15. Please confirm or correct inconsistences noted in the number of authorized or outstanding common stock:

                Page 24 indicates there are 1,060,180,555 shares of common stock outstanding as of the Form 10 filing date
                Page 32 states,    We are authorized to issue 500,000,000
shares of common stock
                Page F-2 indicates 1,500,000,000 shares are authorized, with 810,180,555 issued and outstanding, as of October 31, 2020
                Page F-13 states,    On March 13, 2020, the Company amended its
Articles of
              Incorporation increased [sic] its authorized common stock to one billion
              (1,000,000,000) shares
                Page F-17 indicates 1,000,000,000 shares are authorized, with 1,160,180,555 issued and outstanding as of January 31, 2021
                Page F-24 states,    On December 10, 2020, the Company amended
its Articles of
              Incorporation increased [sic] its authorized common stock to 1.5 billion
              (1,500,000,000) shares
Item 6. Executive Compensation, page 27

16. Please provide information regarding any compensation paid to Mr. Yuengling and Mr.
         Bohorad, in accordance with Item 402(m)(2)(ii) of Regulation S-K. Please also correct inconsistent statements in the number of the Company's full-time employees (two according to page 1; three according to page 25).
Item 10. Recent Sales of Unregistered Securities, page 31

17. Please state the aggregate offering price for shares sold for cash, and aggregate amount of consideration received by the Company for shares sold otherwise than for cash, as required by Item 701(c) of Regulation S-K.
 Everett M. Dickson
FirstName
Aureus, Inc.LastNameEverett M. Dickson
Comapany
May  3, 2021NameAureus, Inc.
May 3,
Page 5 2021 Page 5
FirstName LastName
Item 13. Financial Statements and Supplementary Data
Financial Statements as of and for the Year Ended October 31, 2020 Consolidated Balance Sheets, page F-2

18. You disclose on page 33 that you issued 5,000,000 shares of preferred stock on April 2,
         2019; however, your balance sheet states zero shares of preferred stock were issued and outstanding as of October 31, 2019. Please revise your disclosure to address this apparent discrepancy.
19. We note that you have recognized a discount to common stock in both your annual and interim financial statements. Please tell us and disclose in the notes to your financial statements the facts and circumstances related to this discount to common stock, including the accounting literature you referenced to support your accounting basis.
Consolidated Statements of Operations, page F-3

20. We note that you have included inventory write downs within operating expenses on pages F-3 and F-18. Please modify your financial statements for the year ended October
         31, 2019 and the three months ended January 31, 2021 to include inventory write downs in cost of goods sold as required by ASC 420-10-S99-3. In doing so, please also address the following:

                Please include the financial statement disclosures required by ASC 250-10-45-23 and
              250-10-50-7, as well as a clear description of the error that was detected and subsequently corrected;
                Please make arrangements with your auditor to revise their report to refer to the restatement and the footnote that discusses it;
                Please label your financial statements as    restated;    and
                Please revise your discussions of cost of goods sold and operating expenses on pages
              19-20.
21. We note that you have recognized a loss on acquisition of $1.5 million for the year ended
         October 31, 2019. Please tell us and disclose in the notes to the financial statements the facts and circumstances related to this loss on acquisition, including what the acquisition was, how the loss was calculated, and what accounting literature you referenced to support your accounting basis.
Note 1 - Organization and Business, page F-6

22. You disclose that you reached an agreement to purchase a multi-unit tranche of Micro
         Markets and have received an initial order of equipment. Please enhance your disclosure to provide additional information regarding the nature and terms of this agreement, including what was actually purchased as well as the purchase price. Everett M. Dickson
FirstName
Aureus, Inc.LastNameEverett M. Dickson
Comapany
May  3, 2021NameAureus, Inc.
May 3,
Page 6 2021 Page 6
FirstName LastName
Note 2 - Significant Accounting Policies
Fair Value Measurements, page F-8

23. We note that you have presented tables which classify your liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019. Please revise your tables to present liabilities measured at fair value on a recurring basis as of October 31, 2020 and
         2019. Please also tell us how the amounts presented in the Total Gains column relates to the amounts presented as Level 1, Level 2 or Level 3 inputs.
Note 3 - Going Concern, page F-9

24. You disclose that you had an accumulated deficit of $2,742,704 as of October 31, 2020, a loss on acquisition of $1,544,78, a net loss of $67,271 and net cash used in operating activities of $259,135 for the year ended October 31, 2020. Given that none of these amounts are actually presented on the face of the financial statements, please revise your disclosure to disclose the correct amounts as stated on the face of the financial statements.
Note 7 - Loans Payable, page F-12

25. You disclose here and on page F-24 that you recognized a gain on forgiveness of debt of
         $68,436. Please tell us how this amount has been presented in your financial statements.
Note 10 - Preferred Stock, page F-13

26. You disclose on page F-14 and F-25 that KGH purchased $3,000 of Series B preferred stock, which is classified as preferred stock to be issued. Your equity statements indicate that you had additions to the preferred stock to be issued line item of $153,800, $115,450 and $134,000 during the years ended October 31, 2019 and 2020 and the three months ended January 31, 2021, respectively. Please enhance your disclosure here and on page F-
         25 to discuss all additions to the preferred stock to be issued line item for each period presented.
Note 13 - Subsequent Events, page F-16

27. In accordance with ASC 855-10-50-1, please enhance your disclosure here and on page F-
         25 to also disclose the actual date through which subsequent events have been evaluated.
Financial Statements as of and for the Period Ended January 31, 2021 Consolidated Balance Sheets, page F-17

28. You disclose on page F-16 that you increased the authorized common stock to 1.5 billion shares on December 10, 2020. As such, please revise the description of the common stock line item on page F-17 to indicate that 1.5 billion, and not 1 billion, shares are authorized.
Consolidated Statements of Cash Flows, page F-20

29. You included a line item in the cash flows from financing activities section titled Net
 Everett M. Dickson
Aureus, Inc.
May 3, 2021
Page 7
      payments (proceeds) from the sale of preferred stock. Please clarify whether the line item should actually be titled Net (payments) proceeds from the sale of preferred stock.
Note 2 - Significant Accounting Policies
Restricted Cash, page F-22

30. You disclose that you have an obligation to transfer $50,000 to Mid Penn Bank by
      December 31, 2020; however, you disclose on page 3 that you entered into an amendment dated December 30, 2020 to extend the transfer period from December 31, 2020 to March
      31, 2021. Please revise your disclosure to address this apparent discrepancy, and disclose whether or not the payment was actually made prior to March 31, 2021.
Note 4 - Property & Equipment, page F-22

31. You disclose on page F-7 that depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years; however, you disclose on page F-22 that depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Please clarify why depreciation is calculated differently during the year ended October 31, 2020 and the three months ended
      January 31, 2021.
32. The table on page F-22 indicates you have no accumulated depreciation as of October 31,
      2020 and January 31, 2021. Please help us understand why you did not recognize any depreciation expense during these reporting periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Gordon at 202-551-3866 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3723 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameEverett M. Dickson
                                                           Division of
Corporation Finance
Comapany NameAureus, Inc.
                                                           Office of
Manufacturing
May 3, 2021 Page 7
cc:       Philip Magri
FirstName LastName